================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549-1004


                                    FORM 11-K

     (Mark One)

/X/  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the year ended December 31, 2000       Commission file number  1-9553

                                       OR

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                             VIACOM INVESTMENT PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)



                                   VIACOM INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)



                                  1515 Broadway
                            New York, New York 10036
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



================================================================================

                             VIACOM INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                                      INDEX
                                      -----

                                                                                 Pages
                                                                                 -----

(a) Financial Statements:
       Report of Independent Accountants.......................................    1


       Statements of net assets available for benefits
           at December 31, 2000 and December 31, 1999..........................    2


       Statement of changes in net assets available for benefits for the year
           ended December 31, 2000.............................................    3


       Notes to financial statements...........................................  4 - 13


                                                                                Schedule
                                                                                --------

       Supplemental Schedule:
              Schedule of assets held at end of year...........................    I

       All other schedules are omitted as not applicable or not required.

(b) Exhibit:
       I - Consent of Independent Accountants


                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                     VIACOM INVESTMENT PLAN

Date:  June 22, 2001                 By: /s/ Barbara Mickowski
                                         --------------------------------
                                         Barbara Mickowski
                                         Member of the Retirement Committee

Report of Independent Accountants

To the Participants and
Administrator of the
Viacom Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 22, 2001

                             VIACOM INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                             At December 31,
                                                                       ---------------------------
Assets                                                                    2000           1999
------                                                                    ----           ----
Investments, at fair value:
   Registered investment companies .................................   $331,992,041   $378,969,859
   Viacom Inc. Common Stock ........................................    233,860,317    297,294,586
   Loans to participants ...........................................     12,187,902     11,896,270
   Preferred Stock .................................................        239,644        715,404

Investments, at contract value:
   Plan's interest in Master Trust .................................     51,546,803     50,888,504
                                                                       ------------   ------------

           Total investments .......................................    629,826,707    739,764,623

Cash and cash equivalents ..........................................            527         26,724

Receivables:
    Investment income ..............................................         33,094         28,444
    Contributions:
      Employee .....................................................        842,954        742,453
      Employer .....................................................        260,416        244,632
                                                                       ------------   ------------

Total Assets .......................................................    630,963,698    740,806,876

Liabilities
-----------

Accrued expenses ...................................................         16,807              -
                                                                       ------------   ------------


Net assets available for benefits ..................................   $630,946,891   $740,806,876
                                                                       ============   ============

   The accompanying notes are an integral part of these financial statements.

                             VIACOM INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                  Year ended
                                                              December 31, 2000
                                                              -----------------

Additions to net assets attributed to:

   Contributions:
       Employee.............................................  $   37,241,682
       Employer.............................................      10,848,024
       Rollover ............................................       3,159,072

   Investment income........................................      22,866,858

   Plan's interest in Master Trust investment income........       3,207,883
                                                              --------------

       Total additions......................................      77,323,519
                                                              --------------

Deductions to net assets attributed to:

   Participants benefits paid...............................     (45,475,381)

   Plan expenses............................................        (247,806)

   Net depreciation in fair value of investments............    (138,162,926)
                                                              ---------------

       Total deductions.....................................    (183,886,113)
                                                              ---------------

Net decrease................................................    (106,562,594)

   Transfer to MTVi Investment Plan.........................      (2,950,840)

   Transfer to other plans..................................        (346,551)

Net assets available for benefits, beginning of year........     740,806,876
                                                              --------------

Net assets available for benefits, end of year..............  $  630,946,891
                                                              ==============


   The accompanying notes are an integral part of these financial statements.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Viacom Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of Viacom International Inc. (the "Company"), a wholly owned subsidiary of Viacom Inc.

Eligible employees may become participants in the Plan following the attainment of age 21 and completion of twelve months of employment service, generally measured from date of hire. Effective January 1, 2001, the service requirement for full time employees was eliminated. In addition, part-time employees are eligible to participate in the Plan upon completion of one thousand hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee appointed by the board of directors of Viacom Inc.

Effective April 1, 2000, the net investments of participants who were employees of the MTVi Group, L.P. ("MTVi"), a limited partnership in which the Company owns a majority interest, were transferred to the MTVi Investment Plan, a defined contribution 401(k) plan sponsored by MTVi.

Investment and participant accounts
-----------------------------------

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets. Certain Plan investments are shares of funds managed by the Trustee and therefore qualify as party-in-interest transactions. Current employer matching contributions are invested entirely in Viacom Inc. Class B Common Stock.

Plan participants have the option of investing their contributions or existing account balances among the following funds:

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

  Growth
  ------
  Capital Guardian Emerging Markets Equity Fund
  Europacific Growth Fund
  Miller, Anderson & Sherrerd, LLP (MAS) Small Cap Value Fund
  Morgan Stanley Dean Witter (MSDW) Institutional Fund Technology Portfolio Morgan Stanley Dean Witter (MSDW) Institutional Fund U.S. Real Estate
   Portfolio
  Putnam International Voyager Fund
  Putnam Investors Fund
  Putnam S&P 500 Index Fund
  Putnam Voyager Fund
  Trust Company of the West (TCW) Galileo Small Cap Growth Fund
  Viacom Inc. Common Stock Fund

  Growth and Income
  -----------------
  George Putnam Fund of Boston
  Putnam Fund for Growth and Income
  Vanguard Lifestrategy Growth Fund
  Vanguard Lifestrategy Income Fund
  Vanguard Lifestrategy Moderate Growth Fund

  Fixed Income
  ------------
  Mellon Bank Daily Liquidity Aggregate Bond Index Fund
  Pacific Investment Management Company (PIMCO) High Yield Fund

  Capital Preservation
  --------------------
  Certus Interest Income Fund

Effective January 1, 1994, the Company and certain affiliated companies entered into a master trust agreement (the "Master Trust") with the Trustee to combine certain investments of the Plan, affiliated companies' plans, and, effective October 1, 1995, a separate Collective Bargaining Plan (the "CBP"). The Master Trust currently holds assets for the Plan, affiliated companies' plans and the CBP. The Master Trust assets are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans. Note 7 sets forth the Plan's proportionate interest in the Master Trust and certain financial information of the Master Trust.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS



Contributions
-------------

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. The employer's matching contribution is equal to (i) 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less or (ii) 50% of the first 5% of annual compensation contributed on a before-tax basis if base pay is greater than $65,000.

A new employee is permitted to rollover into the Plan part or all of distributions from an individual retirement account, individual retirement annuity or another qualified plan.

The IRC limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $10,500 and $10,000 for 2000 and 1999, respectively. Total compensation considered under the Plan, based on IRC limits, may not exceed $170,000 and $160,000 for 2000 and 1999, respectively. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

Vesting
-------

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions will vest at 20% per year of service, becoming fully vested after five years of service. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to pay administrative expenses and to fund future employer matching contributions. During the year ended December 31, 2000, employer matching contributions of $593,431 were forfeited by terminating employees and were used as noted above.

Loans to Participants
---------------------

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate and only one loan may be outstanding at one time. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts and allocated in accordance with their current investment elections.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS



Distributions and Withdrawals
-----------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal, including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

A participant may obtain a hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities
----------------------

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its board of directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses
-------------

The Company pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition
-------------------------------------------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class A Common Stock and Class B Common Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and synthetic investment contracts held by the Master Trust are reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2000 and 1999. The loans outstanding as of December 31, 2000 and 1999 carry interest rates ranging from 7.0% to 12.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------

Benefits are recorded when paid.

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 3 - INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                                                      At December 31,
                                                                -------------------------------------------------------------------
                                                                         2000                                  1999
                                                                         ----                                  ----
                                                                  Units            Net Assets          Units            Net Assets
                                                                  -----            ----------          -----            ----------
Viacom Inc. Class B Common Stock.....................           4,718,975         $220,612,099        4,614,403        $278,883,006
Putnam Voyager Fund..................................           5,275,177          126,129,473        5,027,427         158,866,704
Putnam Investors Fund................................           3,806,374           58,884,601        4,030,037          77,578,210
Putnam Fund for Growth and Income....................           2,688,978           52,596,411        3,062,011          57,473,953
Plan's interest in Master Trust......................          51,546,803           51,546,803       50,888,504          50,888,504

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


During the year ended December 31, 2000 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

Registered Investment Companies:
     Capital Guardian Emerging Markets Equity Fund ........................   $    (244,685)
     Europacific Growth Fund ..............................................      (8,849,853)
     MAS Small Cap Value Fund .............................................        (184,424)
     Morgan Stanley Dean Witter Institutional Fund Technology Portfolio ...      (6,224,597)
     Morgan Stanley Dean Witter Institutional Fund US Real Estate Portfolio          52,560
     Putnam Income Fund ...................................................         (79,768)
     Putnam International Voyager Fund ....................................      (1,000,232)
     Putnam Investors Fund ................................................     (14,499,178)
     Putnam S&P 500 Index Fund ............................................      (1,781,331)
     Putnam Vista Fund ....................................................        (961,867)
     Putnam Voyager Fund ..................................................     (37,410,361)
     TCW Galileo Small Cap Growth Fund ....................................      (2,094,233)
     George Putnam Fund of Boston .........................................         711,178
     Putnam Fund for Growth and Income ....................................       1,643,625
     Vanguard Lifestrategy Growth Fund ....................................         (83,397)
     Vanguard Lifestrategy Income Fund ....................................           1,658
     Vanguard Lifestrategy Moderate Growth Fund ...........................         (27,198)
     Mellon Bank Daily Liquidity Aggregate Bond Fund ......................       1,035,321
     Pimco High Yield Fund ................................................         (16,975)
     Putnam U.S. Government Income Trust ..................................          38,500
                                                                              -------------
                                                                                (69,975,257)

Viacom Inc. Common Stock ..................................................     (67,713,608)
Preferred Stock ...........................................................        (474,061)
                                                                              -------------
         Net depreciation .................................................   $(138,162,926)
                                                                              =============

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Current employer matching contributions are invested entirely in Viacom Inc. Class B Common Stock.

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

                                                                            At December 31,
                                                                            ---------------

                                                                         2000            1999
                                                                         ----            ----
Net Assets:
    Viacom Inc. Class A Common Stock .............................   $ 13,248,175   $ 18,411,491
    Viacom Inc. Class B Common Stock .............................   $164,025,145   $214,291,880
    Preferred Stock ..............................................   $    202,242   $    603,129


                                                                                       Year Ended
                                                                                   December 31, 2000
                                                                                   -----------------

Changes in Net Assets:
    Contributions........................................................       $         10,848,024
    Net depreciation.....................................................                (51,761,408)
    Benefits paid to participants........................................                (14,055,920)
    Transfers to other plans.............................................                   (707,133)
    Other................................................................                   (154,501)
                                                                                ---------------------
    Net change...........................................................       $        (55,830,938)
                                                                                =====================


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                    At December 31,
                                                                             ------------------------------
                                                                                 2000             1999
                                                                                 ----             ----
Net assets available for benefits per the financial statements ...........   $ 630,946,891    $ 740,806,876
Amounts allocated to withdrawing participants ............................        (662,054)        (691,207)
                                                                             -------------    -------------
Net assets available for benefits per the Form 5500 ......................   $ 630,284,837    $ 740,115,669
                                                                             =============    =============

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

     Benefits paid to participants per the financial statements.............           $      45,475,381
     Add: Amounts allocated to withdrawing participants
        at December 31, 2000................................................                     662,054
     Less: Amounts allocated to withdrawing participants
        at December 31, 1999................................................                    (691,207)
                                                                                       -----------------
     Benefits paid to participants per the Form 5500........................           $      45,446,228
                                                                                       =================


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 22, 1998, that the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the IRC. The Plan has been amended since receipt of the determination letter. However, the Company and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Master Trust was 93.8% at December 31, 2000 and 93.9% at December 31, 1999, and the allocated share of investment income was 94.0% for the year ended December 31, 2000.

The following table presents the investments of the Master Trust:

                                                                                            At December 31,
                                                                                  --------------------------------------
                                                                                       2000                    1999
                                                                                       ----                    ----
   Certus Interest Income Fund:
      Guaranteed investment contracts......................................       $    16,563,962        $    15,219,417
      Synthetic investment contracts.......................................            35,832,613             34,465,185
      Putnam short-term investment fund....................................             2,576,896              4,500,050
                                                                                  ---------------        ---------------
            Net Investments in Master Trust................................       $    54,973,471        $    54,184,652
                                                                                  ===============        ===============

                             VIACOM INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS



Investment income of the Master Trust is as follows:

                                                                            Year ended December 31, 2000
                                                                            ----------------------------
Certus Interest Income Fund:

   Guaranteed investment contracts ...............................                 $ 1,038,371
   Synthetic investment contracts ................................                   2,173,803
   Putnam short-term investment fund .............................                     258,728
   Investment manager fees .......................................                     (57,083)
                                                                                   -----------
      Net Investment Income ......................................                 $ 3,413,819
                                                                                   ===========

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2000 and 1999, the fair value of the investments in the Master Trust in the aggregate was $55,572,187 and $53,172,193 respectively, with an average yield of 6.61% and 6.31% for the respective years then ended. The return on assets for the year ended December 31, 2000 and 1999 was 6.50% and 6.35%, respectively. The synthetic investment contract interest rates are evaluated on a quarterly basis and may be reset when the expected cash flow characteristics of an underlying security change.

                                                                      SCHEDULE I

                             VIACOM INVESTMENT PLAN
                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                                DECEMBER 31, 2000
                                -----------------

                                                                                Unit/ Principal
                                                                                Amount/Shares/
                                                                                 Maturity and                             Current
     Identity of issue, borrowing lessor or similar party                       Interest Rates         Cost                Value
     ----------------------------------------------------                       --------------         ----                -----

   Registered Investment Companies:
     Capital Guardian Emerging Markets Equity Fund................                 73,113       $        728,934   $        500,824
     Europacific Growth Fund......................................                852,940             25,971,960         26,739,674
     MAS Small Cap Value Portfolio................................                 60,202              1,308,781          1,143,847
     Morgan Stanley Dean Witter Institutional Fund
       Technology Portfolio.......................................                309,370             13,741,839          7,987,945
     Morgan Stanley Dean Witter Institutional Fund US
       Real Estate Portfolio......................................                 59,872                815,242            865,156
*    Putnam International Voyager Fund............................                138,709              3,968,571          3,134,814
*    Putnam Investors Fund........................................              3,806,374             50,856,138         58,884,601
*    Putnam Money Market Trust....................................                495,646                495,646            495,646
*    Putnam S&P 500 Index Fund....................................                506,908             14,801,938         16,058,831
*    Putnam Vista Fund............................................                277,982              3,705,663          3,716,618
*    Putnam Voyager Fund..........................................              5,275,177            119,810,689        126,129,473
     TCW Galileo Small Cap Growth Fund............................                 97,492              4,492,787          2,670,296
*    George Putnam Fund of Boston.................................                857,056             15,574,749         14,749,930
*    Putnam Fund for Growth and Income............................              2,688,978             55,747,289         52,596,411
     Vanguard Lifestrategy Growth Fund............................                 58,376              1,226,323          1,143,591
     Vanguard Lifestrategy Income Fund............................                 33,216                430,545            431,813
     Vanguard Lifestrategy Moderate Growth Fund...................                 36,234                652,420            624,666
     Mellon Bank Daily Liquidity Aggregate Bond Fund..............                117,061             11,746,583         12,737,677
     Pimco High Yield Fund........................................                 28,708                295,165            278,755
*    Putnam U.S. Government Income Trust..........................                 86,187              1,110,961          1,101,473

*  Viacom Inc. Class A Common Stock...............................                281,877              4,221,700         13,248,218

*  Viacom Inc. Class B Common Stock...............................              4,718,975            117,560,288        220,612,099

   Preferred Stock................................................                  2,209                212,334            239,644

   Plan's interest in Master Trust:

      Certus Interest Income Fund.................................             51,546,803             51,546,803         51,546,803


*  Loans to participants..........................................       Various maturities                              12,187,902
                                                                         and interest rates                         ---------------
                                                                         ranging from 7.0% to 12.0%

                                Total investments.................                                                  $   629,826,707
                                                                                                                    ===============

* Identified as a party-in-interest to the Plan.



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